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                                        UNITED STATES
                              SECURITIES AND EXCHANGE COMMISSION                                        --------------------------
                                    WASHINGTON, D.C. 20549                                                    OMB Approval
                                         FORM N-17f-2                                                   --------------------------
                                                                                                        OMB Number:      3235-0360
                       Certificate of Accounting of Securities and Similar                              Expires:     July 31, 1994
                                 Investments in the Custody of                                          Estimated average burden
                                Management Investment Companies                                         hours per response... 0.05
                                                                                                        --------------------------
                           Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1. Investment Company Act File Number:                                       Date examination completed
   811-7828                                                                  September 30, 1997
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2. State identification Number:
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AL                  AK                  AZ                  AR                  CA                  CO
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CT                  DE                  DC                  FL                  GA                  HI
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ID                  IL                  IN                  IA                  KS                  KY
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LA                  ME                  MD                  MA                  MI                  MN
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MS                  MO                  MT                  NE                  NV                  NH
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NJ                  NM                  NY                  NC                  ND                  OH
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OK                  OR                  PA                  RI                  SC                  SD
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TN                  TX                  UT                  VT                  VA                  WA
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WV                  WI                  WY                  PUERTO RICO
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Other (specify):
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3. Exact name of investment company as specified in registration statement:

Minerva Fund, Inc.
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4. Name under which business is conducted, if different from above:

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5. Address of principal executive office (number, street, city, state, zip code):

3435 Stelzer Road, Columbus, Ohio  43219
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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.   All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington D.C., one copy with the regional office of the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

         THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT
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                         [PRICE WATERHOUSE LETTERHEAD]



REPORT OF INDEPENDENT ACCOUNTANTS



To the Board of Directors of
Minerva Fund, Inc.

We have examined management's assertion about Minerva Fund, Inc.'s (the "Fund") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of September 30, 1997 included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and accordingly included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 30, 1997, and the period from March 31, 1997 through September 30, 1997 with respect to agreement of purchases and sales of securities and similar investments:


o Confirmation of all securities and similar investments held by institutions in book entry form (Depository Trust Company);

o Liquidation of all reconciling items between the books and records of the Fund and the custodian to independent source documents;

o Reconciliation of confirmation results as to all such securities and similar investments to the books and records of the Fund and the Custodian; and

o Agreement of one investment purchase, and one investment sale or maturity since our last examination from the books and records of the Fund to the applicable trade tickets and broker confirmations.


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To the Board of Directors of
Minerva Fund, Inc.
Page 2



We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that Minerva Fund, Inc. was in compliance with the above mentioned provisions of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 1997 is fairly stated, in all material respects.

This report is intended solely for the information and use of management of Minerva Fund, Inc. and Securities and Exchange Commission and should not be used for any other purpose.




PRICE WATERHOUSE LLP

1177 Avenue of the Americas
New York, New York
November 19, 1997



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                 MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH
            CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

We, as members of management of Minerva Fund, Inc. (the "Fund"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining an effective internal control structure over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of September 30, 1997.

Based on this evaluation, we assert that the Fund was in compliance with those provisions of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 1997 with respect to securities and similar investments reflected in the investment account of the Fund.


Minerva Fund, Inc.

By:

/s/ CARL JUCKETT
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Carl Juckett
Vice President - Minerva Fund, Inc.

/s/ ELLEN F. STOUTAMIRE
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Ellen F. Stoutamire
Secretary - Minerva Fund, Inc.